# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1RT Acquisition Corp., CIK 0002054272
CUSIP: G6757R105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001412741-25-000009
Filed by CIK 0001412741

## Reporting persons
- J. Goldman & Co LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (5% of the class)
  Comment: Represents the Reporting Person's beneficial ownership of Class A Ordinary Shares (as defined in Item 2(a)) as of September 30, 2025 and as of December 31, 2025.
- J. Goldman Capital Management, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (5% of the class)
  Comment: Represents the Reporting Person's beneficial ownership of Class A Ordinary Shares as of September 30, 2025 and as of December 31, 2025.
- Jay G. Goldman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 862,500; sole dispositive power 0; shared dispositive power 862,500; aggregate amount beneficially owned 862,500 (5% of the class)
  Comment: Represents the Reporting Person's beneficial ownership of Class A Ordinary Shares as of September 30, 2025 and as of December 31, 2025.

## Item 1. Issuer
Name of issuer: 1RT Acquisition Corp.
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor Suite C, New York, New York 10001

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) J. Goldman & Co., L.P. ("JGC") with respect the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of 1RT Acquisition Corp. (the "Company") held by J. Goldman Master Fund, L.P. ("JGMF") and J. Goldman Enhanced Master Fund, L.P. ("JGEMF");

(ii) J. Goldman Capital Management, Inc. ("JGCM") with respect to the Class A Ordinary Shares held by JGMF and JGEMF; and

(iii) Mr. Jay G. Goldman with respect to the Class A Ordinary Shares held by JGMF and JGEMF.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.

This Schedule 13G (i) amends and restates in its entirety the Reporting Persons' Schedule 13G filed with the Securities and Exchange Commission on November 14, 2025, and (ii) reports the Reporting Persons' beneficial ownership of Class A Ordinary Shares as of September 30, 2025 and as of December 31, 2025.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

c/o J. Goldman & Co., L.P.
510 Madison Avenue, 26th Floor
New York, NY 10022
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G as of September 30, 2025 and as of December 31, 2025 are calculated based upon an aggregate of 17,250,000 Class A Ordinary Shares outstanding (i) as of August 12, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 13, 2025 and (ii) as of November 13, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025, respectively.
Percent of class: 5.00%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- J. Goldman & Co LP: /s/ Sagan A. Weiss, By: Sagan A. Weiss, Chief Compliance Officer (02/17/2026)
- J. Goldman Capital Management, Inc.: /s/ Jay G. Goldman, Jay G. Goldman, Director (02/17/2026)
- Jay G. Goldman: s/ Jay G. Goldman, Jay G. Goldman, individually (02/17/2026)